Exhibit 4.17

FOURTH AMENDMENT TO
AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT AND WAIVER

THIS FOURTH AMENDMENT TO AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT AND WAIVER (this “Amendment”), dated as of November 4, 2004, is entered into by and among CONGRESS FINANCIAL CORPORATION (WESTERN), a California corporation (“Lender”) and MATRIX INTERNATIONAL LOGISTICS, INC., a Delaware corporation (“MIL”), GEOLOGISTICS AMERICAS INC., a Delaware corporation (“GLA”), and GEOLOGISTICS EXPO SERVICES, LLC, a Georgia limited liability company (“EXPO” and together with MIL and GLA, collectively referred to herein as “Borrowers” and individually, each a “Borrower”).

RECITALS

A.            Borrowers and Lender have previously entered into that certain Amended and Restated Loan and Security Agreement dated as of November 7, 2001, as amended by that certain letter amendment dated December 31, 2001, that certain Second Amendment to Amended and Restated Loan and Security Agreement and Waiver dated August 21, 2003, and that certain Third Amendment to Amended and Restated Loan and Security Agreement dated March 26, 2004 (as amended, the “Loan Agreement”), pursuant to which Lender has made certain loans and financial accommodations available to Borrowers. Terms used herein without definition shall have the meanings ascribed to them in the Loan Agreement.

B.            The following Event of Default has occurred and is continuing under the Loan Agreement: (i) the failure of GLC and its Subsidiaries to maintain, on a consolidated basis, the minimum Tangible Net Worth required under Section 9.21 of the Loan Agreement when measured as at the end of the fiscal quarter ending September 30, 2004 (the “Known Existing Default”).

C.            Borrowers have requested that Lender waive the Known Existing Default and amend the Loan Agreement on the terms and conditions set forth herein.

D.            Borrowers are entering into this Amendment with the understanding and agreement that, except as specifically provided herein, none of Lender’s rights or remedies as set forth in the Loan Agreement is being waived or modified by the terms of this Amendment.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.             Amendments to Loan Agreement.

(a)           A new Section 1.5.5 is hereby added to the Loan Agreement as follows:

“1.5.5  ‘Approved Subordinated Loan’ shall mean, collectively, one or more loans to GLC and GL UK, guaranteed by the Borrowers and (in the case of the loan to GL UK) GLC, in the principal sum of $10,000,000, with terms, and subject to an intercreditor agreement, approved by Lender.”

(b)           Section 1.26 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“EBITDA” shall mean, as to any Person (on an unconsolidated dated basis for each component hereof), with respect to any period, an amount equal to: (a) the Net Income of such Person for such period determined in accordance with GAAP, plus (b) depreciation, amortization and other non-cash charges (including, but not limited to, imputed interest, write down of goodwill and deferred compensation) of such Person for such period (to the extent deducted in the computation of Net Income), all in accordance with GAAP, plus (c) Interest Expense of such Person for such period (to the extent deducted in the computation of Net Income), plus (d) the Provision for Taxes for such period (to the extent deducted in the computation of Net Income).”

(c)           Section 1.65 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“1.65  ‘Maximum Credit’ shall mean, with reference to the Revolving Loans and Letter of Credit Accommodations, the amount of Thirty Million Dollars ($30,000,000); provided, that, so long as no Default or Event of Default has occurred and is continuing, such amount shall be increased to Thirty Five Million Dollars ($35,000,000) during a period of thirty (30) days following the date of that certain Fourth Amendment to Amended and Restated Loan and Security Agreement and Waiver between Lender and Borrowers, and thereafter if and when the Approved Subordinated Loan has fully funded, but such amount shall in any event be permanently reduced to Thirty Million Dollars ($30,000,000) on December 31, 2004; and provided further, that, such amount shall be subject to additional increases and decreases pursuant to Section 2.l(c) hereof.”

(d)           A new clause (D) is hereby added at the end of Section 2.1(b)(i) of the Loan Agreement as follows:

“(D) the difference of Fifty-Five Million Dollars ($55,000,000) or, during any period in which the Maximum Credit is Thirty Five Million Dollars ($35,000,000) pursuant to the first proviso in Section 1.65 hereof, Sixty Million Dollars ($60,000,000), minus the U.S. Dollar equivalent of the Facility Limit as determined by Lender from time to time based upon prevailing currency exchange rates, or”

(e)           Clause (iii) (A) of Section 2.1(c) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“(A) increasing the amount of the Global Facility to an amount in excess of Fifty-Five Million Dollars ($55,000,000) or, during any period in which the Maximum Credit is Thirty-Five Million Dollars ($35,000,000) pursuant to the first proviso in Section 1.65 hereof, Sixty Million Dollars ($60,000,000).”

(f)            The following is added at the end of Section 9.8(g) of the Loan Agreement:

“and subordinated security interests securing only the Borrower’s guaranties of the Approved Subordinated Loan”

(g)            The following is added immediately before the proviso in Section 9.9(d) of the Loan Agreement:

“and the Borrowers’ guaranties of the Approved Subordinated Loan”

(h)            Section 9.20 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“Minimum EBITDA. GLC and its Subsidiaries shall achieve, on a consolidated basis, EBITDA, measured as at the end of each month on a rolling twelve-month basis, of not less than the amount set forth opposite such month:

Twelve-Month Period Ending	Minimum EDITA

October 31, 2004	$10,300,000
November 30, 2004	$11,600,000
December 31, 2004	$17,250,000
January 31, 2005	$17,800,000
February 28, 2005	$17,800,000
March 31, 2005	$18,500,000
April 30, 2005	$19,000,000
May 31, 2005	$19,000,000
June 30, 2005	$19,700,000
July 31, 2005	$20,000,000
August 31, 2005	$21,000,000
September 30, 2005	$21,600,000
October 31, 2005	$22,500,000
November 30, 2005	$23,300,000
December 31, 2005	$24,000,000
January 31, 2006	$24,500,000
February 28, 2006	$25,000,000
March 31, 2006	$26,000,000
April 30, 2006 and each month thereafter	$27,000,000	”

(i)              Section 9.21 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“Minimum Tangible Net Worth. GLC and its Subsidiaries shall maintain, on a consolidated basis, Tangible Net Worth, measured as at the end of each fiscal quarter, of not less than the amount set forth opposite such quarter:

Minimum Tangible
Quarter Ending	Net Worth

December 31, 2004	$(39,800,000)
March 31, 2005	$(44,000,000)
June 30, 2005	$(46,000,000)
September 30, 2005	$(46,400,000)
December 31, 2005	$(39,800,000)
March 31, 2006 and each quarter thereafter	$(42,000,000)”

(j)             The following is hereby added as Section 9.24 of the Loan Agreement:

“9.24   Sales of Assets by GLC and its Subsidiaries.  Notwithstanding anything permitted under Section 9.7 or otherwise permitted under this Agreement, neither GLC nor any of its Subsidiaries shall sell, assign, lease, transfer, or otherwise dispose in excess of Three Million Dollars ($3,000,000) of any of their respective assets out of the ordinary course of business in any given fiscal year, except for:

“(a) the assets identified on Schedule 9.24;

“(b) financing transactions, including secured financings and factoring arrangements, entered into by any Subsidiary of GLC that is not a Borrower; and

“(c) transactions solely between or among GLC and one or more of its Subsidiaries, or solely between or among two or more Subsidiaries of GLC (including, in each case, capital contributions, dividends and other distributions, loans, mergers, consolidations, liquidations, and dissolutions), but (1) GLC shall not liquidate or dissolve; (2) GLC shall not be a party to any consolidation, (3) if GLC is party to any merger, GLC (shall be the surviving corporation; and (4) no Borrower, and no Subsidiary of any Borrower, shall be a party to any transaction otherwise permitted by this Section 9.24(c) if the transaction would violate other applicable provision of this Agreement.”

The Loan Agreement is further amended by adding thereto a Schedule 9.24 in the form of Schedule 9.24 to this Amendment.

(k)            The first sentence of Section 12.1(a) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“This Agreement and the other Financing Agreements shall become effective as of the date set forth on the first page hereof and shall continue in full force and effect for a term ending on April 30, 2006 (the “Renewal Date”) unless sooner terminated pursuant to the terms hereof.”

2.              Waiver of Known Existing Default. Lender hereby waives the Known Existing Default and all of its rights against Borrowers arising from the Known Existing Default; provided, however, nothing herein shall be deemed a waiver with respect to any other or future failure of Borrowers to comply fully with Sections 9.21 of the Loan Agreement. This waiver shall be effective only for the specific default comprising the Known Existing Default, and in no event shall this waiver be deemed to be a waiver of enforcement of Lender’s rights with respect to any other Defaults or Events of Default now existing or hereafter arising. Nothing contained in this Amendment nor any communications between any Borrower and Lender shall be a waiver of any rights or remedies Lender has or may have against any Borrower, except as specifically provided herein. Except as specifically provided herein, Lender hereby reserves and preserves all of its rights and remedies against each Borrower under the Loan Agreement and the other Financing Agreements.

3.             Release; Covenant Not to Sue.

(a)           Each Borrower hereby absolutely and unconditionally releases and forever discharges the Lender, and any and all participants, parent corporations, subsidiary corporations, affiliated corporations, insurers, indemnitors, successors and assigns thereof, together with all of the present and former directors, officers, agents and employees of any of the foregoing (each a “Released Party”), from any and all claims, demands or causes of action of any kind, nature or description, whether arising in law or equity or upon contract or tort or under any state or federal law or otherwise, which such Borrower has had, now has or has made claim to have against any such person for or by reason of any act, omission, matter, cause or thing whatsoever arising from the beginning of time to and including the date of this Amendment, whether such claims, demands and causes of action are matured or unmatured or known or unknown. It is the intention of each Borrower in providing this release that the same shall be effective as a bar to each and every claim, demand and cause of action specified, and in furtherance of this intention it waives and relinquishes all rights and benefits under Section 1542 of the Civil Code of the State of California, which provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MIGHT HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.”

Each Borrower acknowledges that it may hereafter discover facts different from or in addition to those now known or believed to be true with respect to such claims, demands, or causes of action and agree that this instrument shall be and remain effective in all respects notwithstanding any such differences or additional facts. Each Borrower understands, acknowledges and agrees that the release set forth above may be pleaded as a full and complete defense and maybe used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release.

(b)            Each Borrower, on behalf of itself and its successors, assigns, and other legal representatives, hereby absolutely, unconditionally and irrevocably, covenants and agrees with and in favor of each Released Party above that it will not sue (at law, in equity, in any regulatory proceeding or otherwise) any Released Party on the basis of any claim released, remised and discharged by Borrower pursuant to the above release. If any Borrower or any of its successors, assigns or other legal representations violates the foregoing covenant, such Borrower, for itself and its successors, assigns and legal representatives, agree to pay, in addition to such other damages as any Released Party may sustain as a result of such violation, all attorneys’ fees and costs incurred by such Released Party as a result of such violation.

4.              Compliance Certificate: As of the effective date of this Amendment, each compliance certificate delivered pursuant to Section 9.6(a) of the Loan Agreement shall include a schedule, in form reasonably satisfactory to Lender, of all asset sales considered in determining whether GLC and each of its Subsidiaries are in compliance with the covenant set forth in Section 9.24 of the Loan Agreement.

5.              Effectiveness of this Amendment. Lender must have received the following items, each in form and content acceptable to Lender, before this Amendment and the waiver provided for herein are effective.

(a)             Amendment; Acknowledgement and Release. This Amendment and the attached Acknowledgement and Release by Guarantor, each fully executed in a sufficient number of counterparts for distribution to all parties.

(b)            Renewal Fee. A renewal fee, which may be paid by way of a charge against Borrowers’ loan account, in the amount of Two Hundred Twenty-Five Thousand Dollars ($225,000), which fee is fully earned as of and due and payable on the date hereof.

(c)           Line Increase Fee. A line increase fee, which may be paid by way of a charge against Borrowers’ loan account, in the amount of Fifty Thousand Dollars ($50,000), which fee is fully earned as of and due and payable on the date hereof.

(d)            Amendment to Guaranty. A duly executed amendment, in form and substance satisfactory to Lender in its sole discretion, of that certain Amended and Restated Guaranty and Security Agreement, dated November 7, 2001, executed by GLC in favor of Lender, in a sufficient number of counterparts for distribution to all parties.

(e)            Deposit Account Control Agreement. A Deposit Account Control Agreement, in form and substance satisfactory to Lender in its sole discretion, with respect to each deposit account of GLC, other than deposit accounts of GLC specifically and exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of GLC’s salaried employees, each duly authorized, executed and delivered by GLC and the bank at which each such deposit account is maintained.

(f)              UK Facility Amendment. A fully-executed amendment to the UK Loan Agreement effecting such amendments thereto as may be necessary to reflect the amendments herein.

(g)            Representations and Warranties. The representations and warranties set forth herein and in the Loan Agreement, other than any such representations or warranties that, by their terms, are specifically made as of a date other that the date hereof, must be true and correct.

(h)            Other Required Documentation. All other documents and legal matters in connection with the transactions contemplated by this Amendment shall have been delivered or executed or recorded and shall be in form and substance satisfactory to Lender.

6.             Representations and Warranties. Borrowers represent and warrant as follows:

(a)            Authority. Each Borrower has the requisite corporate power and authority to execute and deliver this Amendment, and to perform its obligations hereunder and under the Financing Agreements (as amended or modified hereby) to which it is a party. The execution, delivery and performance by each Borrower of this Amendment have been duly approved by all necessary corporate action and no other corporate proceedings are necessary to consummate such transactions.

(b)            Enforceability. This Amendment has been duly executed and delivered by each Borrower. This Amendment and each Financing Agreement (as amended or modified hereby) is the legal, valid and binding obligation of each Borrower, enforceable against such Borrower in accordance with its terms, and is in full force and effect.

(c)           Representations and Warranties. The representations and warranties contained in each Financing Agreement (other than any such representations or warranties that, by their terms, are specifically made as of a date other than the date hereof) are correct on and as of the date hereof as though made on and as of the date hereof.

(d)           Due Execution. The execution, delivery and performance of this Amendment are within the power of each Borrower, have been duly authorized by all necessary corporate action, have received all necessary governmental approval, if any, and do not contravene any law or any contractual restrictions binding on such Borrower.

(e)           Deposit Accounts. Neither GLC nor any Borrower has any deposit or investment accounts with any bank, savings and loan or other financial institution, except as set forth on the attached Exhibit A.

(f)           No Default. After giving effect to the waiver contained in this Amendment, no event has occurred and is continuing that constitutes an Event of Default.

(g)             No Duress. This Amendment has been entered into without force or duress, of the free will of each Borrower. Each Borrower’s decision to enter into this Amendment is a fully informed decision and such Borrower is aware of all legal and other ramifications of such decision.

(h)            Counsel. Each Borrower has read and understands this Amendment, has consulted with and been represented by legal counsel in connection herewith, and has been advised by its counsel of its rights and obligations hereunder and thereunder.

7.              Choice of Law. The validity of this Amendment, its construction, interpretation and enforcement, the rights of the parties hereunder, shall be determined under, governed by, and construed in accordance with the internal laws of the State of California governing contracts only to be performed in that State.

8.             Counterparts. This Amendment may be executed in any number of counterparts and by different parties and separate counterparts, each of which when so executed and delivered, shall be deemed an original, and all of which, when taken together, shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment by telefacsimile shall be effective as delivery of a manually executed counterpart of this Amendment.

9.             Reference to and Effect on the Financing Agreements.

(a)             Upon and after the effectiveness of this Amendment, each reference in the Loan Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Loan Agreement, and each reference in the other Financing Agreements to “the Loan Agreement”, “thereof” or words of like import referring to the Loan Agreement, shall mean and be a reference to the Loan Agreement as modified and amended hereby.

(b)            Except as specifically amended above, the Loan Agreement and all other Financing Agreements, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed and shall constitute the legal, valid, binding and enforceable obligations of Borrower to Lender.

(c)             The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of Lender under any of the Financing Agreements, nor constitute a waiver of any provision of any of the Financing Agreements.

(d)            To the extent that any terms and conditions in any of the Financing Agreements shall contradict or be in conflict with any terms or conditions of the Loan Agreement, after giving effect to this Amendment, such terms and conditions are hereby deemed modified or amended accordingly to reflect the terms and conditions of the Loan Agreement as modified or amended hereby.

10.          Ratification. Each Borrower hereby restates, ratifies and reaffirms each and every term and condition set forth in the Loan Agreement, as amended hereby, and the Financing Agreements effective as of the date hereof.

11.           Estoppel. To induce Lender to enter into this Amendment and to continue to make advances to Borrowers under the Loan Agreement, each Borrower hereby acknowledges and agrees that, as of the date hereof, there exists no right of offset, defense, counterclaim or objection in favor of any Borrower as against Lender with respect to the Obligations.

12.           Integration. This Amendment, together with the other Financing Agreements, incorporates all negotiations of the parties hereto with respect to the subject matter hereof and is the final expression and agreement of the parties hereto with respect to the subject matter hereof.

13.           Severability. In case any provision in this Amendment shall be invalid, illegal or unenforceable, such provision shall be severable from the remainder of this Amendment and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

[Signatures follow on next page]

IN WITNESS WHEREOF, the parties have entered into this Amendment as of the date first above written.

“LENDER”		“BORROWERS”

CONGRESS FINANCIAL CORPORATION		MATRIX INTERNATIONAL LOGISTICS,
(WESTERN),		INC,,
a California corporation		a Delaware corporation

By:	/s/ Gary Whitaker	By:	/s/ Michael Bible
Name: Gary Whitaker		Name: Michael Bible
Title: Vice President		Title: Vice President

GEOLOGISTICS AMERICAS INC.,
a Delaware corporation

		By:	/s/ Michael Bible
Name: Michael Bible
Title: Vice President, Finance

GEOLOGISTICS EXPO SERVICES, LLC,
a Georgia limited liability company

		By:	/s/ Michael Bible
Name: Michael Bible
Title: Manager

ACKNOWLEDGEMENT AND RELEASE BY GUARANTOR

Dated as of November 4, 2004

The undersigned, being the Guarantor under its Amended and Restated Guaranty and Security Agreement, dated November 7, 2001, made in favor of Lender (as amended, modified or supplemented, the “Guaranty”), hereby acknowledges and agrees to the foregoing Fourth Amendment to Amended and Restated Loan and Security Agreement and Waiver (the “Amendment”) and confirms and agrees that the Guaranty is and shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects except that, upon the effectiveness of, and on and after the date of the Amendment, each reference in the Guaranty to the Loan Agreement (as defined in the Amendment), “thereunder”, “thereof” or words of like import referring to the “Loan Agreement”, shall mean and be a reference to the Loan Agreement as amended or modified by the Amendment. Although Lender has informed Guarantor of the matters set forth above, and Guarantor has acknowledged the same. Guarantor understands and agrees that Lender has no duty under the Loan Agreement, the Guaranty or any other agreement with Guarantor to so notify Guarantor or to seek such an acknowledgement, and nothing contained herein is intended to or shall create such a duty as to any advances or transaction hereafter.

Guarantor hereby absolutely and unconditionally releases and forever discharges Released Party, from any and all claims, demands or causes of action of any kind, nature or description, whether arising in law or equity or upon contract or tort or under any state or federal law or otherwise, which Guarantor has had, now has or has made claim to have against any such person for or by reason of any act, omission, matter, cause or thing whatsoever arising from the beginning of time to and including the date hereof, whether such claims, demands and causes of action are matured or unmatured or known or unknown. It is the intention of Guarantor in providing this release that the same shall be effective as a bar to each and every claim, demand and cause of action specified, and in furtherance of this intention it waives and relinquishes all rights and benefits under Section 1542 of the Civil Code of the State of California, which provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MIGHT HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.”

Guarantor acknowledges that it may hereafter discover facts different from or in addition to those now known or believed to be true with respect to such claims, demands, or causes of action and agree that this instrument shall be and remain effective in all respects notwithstanding any such differences or additional facts. Guarantor understands, acknowledges and agrees that the release set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release. Guarantor, on behalf of itself and its successors, assigns, and other legal representatives, hereby absolutely, unconditionally and irrevocably, covenants and agrees with and in favor of each Released Party above that it will not sue (at law, in equity, in any regulatory proceeding or otherwise) any

Released Party on the basis of any claim released, remised and discharged by Guarantor pursuant to the above release, If Guarantor or any of its successors, assigns or other legal representations violates the foregoing covenant, Guarantor, for itself and its successors, assigns and legal representatives, agrees to pay, in addition to such other damages as any Released Party may sustain as a result of such violation, all attorneys’ fees and costs incurred by such Released Party as a result of such violation.

GEOLOGISTICS CORPORATION,
a Delaware corporation

By:	/s/ Rima Hochman
Name: Rima Hochman
Title: Controller